One Corporate Center	The Gabelli Utility Trust
Rye, NY 10580-1422
Tel. (914) 921-5070
Fax (914) 921-5118
www.gabelli.com
info@gabelli.com
July 25, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Gabelli Utility Trust Registration Statement on Form N-2 (File No. 333-174333)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date for the Registrant’s Registration Statement on Form N-2 referenced above be accelerated so that it will become effective on July 25, 2011 or as soon as practicable thereafter.

Very truly yours,

By:	/s/ Agnes Mullady Name: Agnes Mullady
Title: Treasurer and Secretary